EXHIBIT 21.1

Subsidiaries of China Shen Zhou Mining & Resources, Inc.

American Federal Mining Group, Inc. (AFMG) (Illinois, U.S.A.)
Inner Mongolia Qianzhen Mining Co., Ltd (Qianzhen Mining) (Inner Mongolia, PRC)
Inner Mongolia Xiangzhen Mining Group Co., Ltd (Xiangzhen Mining) (Inner Mongolia, PRC)
Xinjiang Xingzhen Mining Co., Ltd (Xingzhen Mining) (Xinjiang, PRC)
Inner Mongolia Qingshan Nonferrous Metal Development Co., Ltd (Qingshan Metal) (Inner Mongolia, PRC)